Exhibit 3.2(b)(m)

RUSS BERRIE AND COMPANY, INC.

RESOLUTION 2/9/05 – 3

AMENDMENT TO BY-LAWS – NUMBER OF DIRECTORS

WHEREAS, since the number of directors proposed for election to the shareholders of the Company is nine, which is less than the number of directors, ten, which may be elected to the Board of Directors under the By-Laws of the Company, it is appropriate to reduce the number of directors comprising the Board of Directors; therefore, it is

RESOLVED, that effective upon the next Annual Meeting of Shareholders currently anticipated to occur on May 4, 2005, the sentence of Paragraph 2.1 of the Revised By-Laws of the Company be, and it hereby is, amended to read as follows: “The business of the corporation shall be managed by the Board, which shall consist of no more than nine directors who shall be at least 18 years old.”